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                                                                       EXHIBIT A

                                FIRST SUPPLEMENT
                                       TO
                           OFFER TO PURCHASE FOR CASH
                            WCI STEEL HOLDINGS, INC.
                               HEREBY AMENDS ITS
                           OFFER TO PURCHASE FOR CASH
                 ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                                WCI STEEL, INC.
                                       AT
                                $10.00 PER SHARE

  THIS OFFER HAS BEEN AMENDED SO THAT THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 26, 1996, UNLESS EXTENDED. TENDERS OF SHARES OF COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE (THE "SHARES"), MAY ONLY BE WITHDRAWN UNDER THE CIRCUMSTANCES DESCRIBED IN THE OFFER TO PURCHASE, AS SUPPLEMENTED, AND THE LETTER OF TRANSMITTAL.

    WCI Steel Holdings, Inc., a Delaware corporation ("Holdings") and a wholly-owned subsidiary of The Renco Group, Inc., a New York corporation ("Renco"), hereby amends and supplements its Offer to Purchase For Cash, dated October 28, 1996 (the "Offer to Purchase"), pursuant to which Holdings has offered to purchase all of the outstanding shares of common stock, no par value, $.01 stated value (the "Shares") of WCI Steel, Inc., an Ohio corporation (the "Company" or "WCI"), at a purchase price of $10.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with this and any additional amendments or supplements thereto, collectively constitute the "Offer").

    Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Offer to Purchase.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                          DONALDSON, LUFKIN & JENRETTE

                             SECURITIES CORPORATION

 THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
     MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
         INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION
                        TO THE CONTRARY IS UNLAWFUL.

                               November 18, 1996
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                                SPECIAL FACTORS

BACKGROUND

    The following should be read in conjunction with events relating to the period October 11 through October 20, 1996 described on pages 4-5 of the Offer to Purchase:

    On October 11, 1996, the WCI Board received a letter from a representative of Brickell Partners ("Brickell") stating that Brickell was a WCI shareholder and stating Brickell's opinion that members of the Board have "heightened responsibilities" to maximize shareholder value in the proposed transaction which would take WCI "private."

    In a letter to CW&T dated October 17, 1996, in response to a request made by CW&T that Brickell's representative set forth its views in writing, Brickell, based upon publicly available information, expressed its belief that the Offer Price was inadequate because: the Offer Price was the same as the price offered in the initial public offering in July 1994, a time at which WCI's financial condition was not as strong; the price-to-cash-flow ratio being offered was inadequate relative to other transactions in the industry; minority investors would be denied the opportunity to participate in the future growth of WCI; minority investors would be denied a premium in the event WCI were otherwise acquired; and the premium contained in the Offer Price over the trading price of WCI stock was inadequate relative to other minority acquisition transactions. As a result of these letters, representatives from S&S and Gleacher NatWest met with Brickell representatives at S&S's offices on October 18, 1996 at which time Brickell's representatives expressed the same concerns set forth in the October 17 letter. The Independent Director considered each of the concerns raised by Brickell and concluded that they had already been considered as part of the Independent Director's analysis.

    At the October 20, 1996 Board meeting, the Independent Director asked Renco to confirm representations previously made that Renco was not in discussions with any third party with respect to a sale of the Company and had no current intention to effect such a sale. The Independent Director was motivated to ask for such confirmation, in part, because of the concern raised by Brickell that minority investors would not participate in a premium over the Offer Price in the event WCI was subsequently acquired by a third party. In response, Mr. Rennert confirmed representations made at prior Board meetings that there were no discussions with any third parties concerning the sale of the Company, that he had no current intention to effect such a sale and that, if there were a sale of the Company, he would be prepared to share any premium over the Offer Price with WCI's Public Shareholders. Neither the Independent Director nor the Board asked Mr. Rennert to amend the Offer, but to eliminate any concern with respect to the issue and primarily because he had no intention to sell the Company, Mr. Rennert volunteered to amend the Offer to include the Contingent Cash Consideration Rights which would be in effect for twelve months following the consummation of the Equity Transactions.

CONTINGENT CASH CONSIDERATION RIGHTS

    The following should be read in conjunction with the discussion under "--Contingent Cash Consideration Rights" on page 8 of the Offer to Purchase:

    In addition to the Offer Price, holders of Shares who have tendered and had accepted for purchase their Shares pursuant to the Offer or whose Shares are extinguished and who receive the Offer Price per Share pursuant to the Merger, shall also be entitled to the right to receive, per Share, without interest, a pro rata portion, equal to a fraction, the numerator of which is one and the denominator of which is the total number of Shares outstanding immediately prior to the consummation of the Equity Transactions, of the Sale Proceeds Amounts (the "Contingent Cash Consideration Rights") from a Control Event within twelve months following consummation of the Equity Transactions.

    As set forth in the Offer to Purchase under "--Contingent Cash Consideration Rights," neither Renco nor Holdings has any current or future plans, nor does it intend to cause, directly or indirectly, a Control Event with respect to the Company, which Control Event would give rise to the Contingent Cash

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Consideration Rights. As such, it is Holdings' view that it is highly unlikely the Contingent Cash Consideration Rights will be realized, and therefore, holders who tender their Shares or whose Shares are converted to the right to receive the Offer Consideration pursuant to the Merger are unlikely to ever receive any consideration in excess of the Offer Price.

    In connection with the Contingent Cash Consideration Rights, the Company shall report either through press releases or on the appropriate forms filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended, in connection with its publicly-held debt securities (i) any merger of the Company with another entity, (ii) all significant changes in ownership of equity securities of the Company, and (iii) all significant sales of assets of the Company other than in the ordinary course of business, and, in each such event, whether the event is a Control Event. In addition, in the event of consummation of a Control Event, the Company shall retain a nationally recognized investment banking firm to determine the Sale Proceeds Amounts in connection therewith. In the event that securities and tangible or intangible real or personal property are received as all or part of the Sales Proceeds Amounts, and there is a difference in the valuation of such securities or property, as the case may be, by the Board and such investment banking firm, the valuation determined by the latter shall control.

    The Contingent Cash Consideration Rights shall only materialize in the event of a Control Event by or with respect to the Company. Transactions by Renco (including, but not limited to, a change of control of Renco itself), Holdings, the Company or any of their respective affiliates or subsidiaries which do not involve a Control Event by or with respect to the Company shall not give rise to the Contingent Cash Consideration Rights. Thus, it should be noted that a change of control of Renco could occur without causing a Control Event, in which case the Contingent Cash Consideration Rights would not materialize. In the event any such transaction did not constitute a Control Event, the Company would continue to be obligated until the Rights expired.

    The Contingent Cash Consideration Rights constitute a contractual obligation for payment of certain consideration from Holdings to former holders of Shares who have tendered and had accepted for purchase their Shares pursuant to the Offer or whose Shares were extinguished and who received the Offer Price per Share pursuant to the Merger, to the extent such consideration is due as a result of a Control Event. Subsequent to the Merger, such contractual obligations will be assumed by the Company (as the surviving corporation in the Merger) by operation of law. Because such contractual obligations will be that of the Company, (i) the Company will be obligated to use any proceeds from a sale of all or substantially all of its assets to pay on the Contingent Cash Consideration Rights, and (ii) any purchaser of a majority of the capital stock of the Company would be assuming control of the Company, which includes its assets and liabilities (which liabilities include the contractual obligations to pay on the Contingent Cash Consideration Rights). With respect to item (i) in the foregoing sentence, it should be noted that in connection with such sale of assets, some or all of the liabilities of the Company (which may or may not include the contractual obligations to pay on the Contingent Cash Consideration Rights) may be assumed by the person(s) acquiring such assets. Thus, if the contractual obligations to pay on the Contingent Cash Consideration Rights were to be so assumed, holders of the Contingent Cash Consideration Rights would have to look to such person(s) to enforce their rights thereunder; otherwise, the contractual obligations will remain with, and holders may continue to look to, the Company, to enforce their Contingent Cash Consideration Rights. Because the Contingent Cash Consideration Rights will in all cases constitute a contractual obligation from the Company to former holders of Shares, however, no person will, subsequent to the Merger, act as a fiduciary on behalf of former holders of Shares in enforcing the Contingent Cash Consideration Rights of such holders. Former holders of Shares may only enforce their Contingent Cash Consideration Rights through an action brought against the Company in a court of competent jurisdiction.

    The obligations of Holdings and the Company to determine whether a Control Event has occurred and whether Contingent Cash Consideration Rights are due to former holders of Shares are contractual, and are not and shall not be evidenced by any document or writing other than the Offer, and none of Holdings, Renco or the Company shall have any obligations in connection therewith other than as expressly set forth in the Offer.

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FAIRNESS OF THE EQUITY TRANSACTIONS

    The following should be read in conjunction with the discussion of the Independent Director's consideration of the fairness of the Equity Transactions and the description of the opinion of Gleacher NatWest on pages 10-17 of the Offer to Purchase:

    In determining the fairness of the Offer Price, the Independent Director, relying on analyses completed by Gleacher NatWest, considered, among other factors, the historical trading information up to the Initial Announcement. The Independent Director did not consider market prices after such date because he believed such prices to be speculative and reactive to the Initial Announcement itself, and thus not appropriate in determining the fairness of the Offer Price. To arrive at going concern value, the Independent Director considered comparable company analysis and discounted cash flow analysis.

    Neither the Independent Director nor Gleacher NatWest considered net book value, liquidation value or the purchase price paid in prior transactions involving the Shares to provide any more reasonable or meaningful guidance as compared with the valuation methodologies used by Gleacher NatWest. In reaching these conclusions, Gleacher NatWest and the Independent Director considered that
(x) the net book value of the Company has been artificially depressed by the Company's emergence from bankruptcy in 1988, (y) their respective discussions with the Company and its advisors led them to believe that no voluntary liquidation of the Company was planned, nor was such a voluntary liquidation feasible without the consent of Renco, which had expressed its intention to continue operating the Company as a going concern, and (z) the absence of any significant transactions in the Shares by the Company, Renco or any of their respective affiliates. Gleacher NatWest selected the valuation methods underlying its opinion as to the fairness, from a financial point of view, of the Offer Price based on its discussions with the Company, its management and advisors and based on Gleacher NatWest's experience in evaluating such matters. The valuation methodologies performed by Gleacher NatWest were found to be more appropriate by the Independent Director in assessing the fairness of the Offer Price from a financial point of view.

    THE BOARD. In determining that the Equity Transactions are fair to the Company's Public Shareholders, the Board relied primarily on the opinion and analysis of both the Independent Director and Gleacher NatWest, as well as its own views of such opinions and analyses, and did not conduct on its own any separate analysis of the fairness of the Equity Transactions. In making such determination, the Board also considered the historical market price for the Shares from July 20, 1994 (the date of the initial public offering) through the date of the Initial Announcement, as well as the addition of the Contingent Cash Consideration Rights to the Proposal. In relying primarily on the opinions and analyses of the Independent Director and Gleacher NatWest, the Board did not consider net book value, liquidation value or the purchase paid in prior transactions involving the Shares for the reasons such factors were not considered by the Independent Director or Gleacher NatWest, as described in the immediately preceding paragraph.

                                THE TENDER OFFER

SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    The following should be read in conjunction with the information regarding withdrawal rights set forth on page 21 of the Offer to Purchase:

    Holdings will accept for payment (and thereby purchase) and, under the terms of the Offer, pay for Shares that are validly tendered and not properly withdrawn, as soon as practicable after the later of the following dates: (i) the Expiration Date, and (ii) the date of satisfaction or waiver of all of the conditions to the Offer as set forth in the Offer; PROVIDED, HOWEVER, all such conditions must be satisfied or waived by Holdings prior to the Expiration Date.

    Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment by Holdings as provided in the Offer to Purchase, may also be withdrawn at any time after December 27, 1996.

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SECTION 8. CERTAIN INFORMATION CONCERNING THE COMPANY, RENCO AND HOLDINGS

    The following should be read in conjunction with "--Certain Company Projections" on page 31 of the Offer to Purchase:

    The Company also provided to the Independent Director other projections as to the Company's future anticipated performance for the 1996, 1997, 1998, and 1999 fiscal years, including (i) tons shipped of 1,390,879, 1,383,000, 1,400,000 and 1,350,000, respectively; (ii) gross margin of $108.9 million, $108.5 million, $120.4 million and $116.1 million, respectively; and (iii) earnings before interest, taxes, depreciation and amortization (EBITDA) of $87.1 million, $87.1 million, $98.1 million and $93.6 million, respectively. For a more complete description of the projected financial information, refer to the Report of Gleacher NatWest filed as Exhibit (b)(1) to the Schedule 13E-3.

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